================================================================================

                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER


    CONSOLIDATED FINANCIAL RESULTS FOR THE FIRST QUARTER ENDED JUNE 30, 2002


                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                       For the quarter ended June 30, 2002

                               MITSUI & CO., LTD.
                 (Translation of registrant's name into English)

                             2-1, OHTEMACHI 1-CHOME
                           CHIYODA-KU, TOKYO 100-0004
                                      JAPAN
                    (Address of principal executive offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                            Form 20-F  X   Form 40-F
                                      ---            ---

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                                 Yes      No  X
                                     ---     ---

     [If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-        ]
                                                 --------

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
                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: August 6, 2002


                                        MITSUI & CO., LTD.



                                     By: /s/ TASUKU KONDO
                                        ----------------------------------------
                                        Name: Tasuku Kondo
                                        Title: Executive Director
                                               Senior Executive Managing Officer
                                               Chief Financial Officer

    CONSOLIDATED FINANCIAL RESULTS FOR THE FIRST QUARTER ENDED JUNE 30, 2002

   (Accounting Principles Generally Accepted in the United States of America)
                                   (Unaudited)

Mitsui & Co., Ltd. and Subsidiaries
(Web Site : http://www.mitsui.co.jp)

Investor Relations Contacts : Yuji Takagi, General Manager,
Corporate Communications Division

FINANCIAL HIGHLIGHTS FOR THE FIRST QUARTER ENDED JUNE 30, 2002
(from April 1, 2002 to June 30, 2002)

                                                                                                           (Reference)
                                                                             (millions of yen)                (millions of yen)
-----------------------------------------------------------------------------------------------  ------------------------------
                                  Three Months Ended   Three Months Ended  Increase/(Decrease)    Forecast for the fiscal year
                                    June 30, 2002        June 30, 2001                                ending March 31, 2003
                                                                                                 (based on the previous release
                                                                                                        on May 14,2002)
-----------------------------------------------------------------------------------------------  ------------------------------
Total trading transactions                 2,917,972            3,168,565            (250,593)                       13,200,000
-----------------------------------------------------------------------------------------------  ------------------------------
Revenue - gross trading profit               132,430              131,137               1,293                           565,000
Income before income
 taxes, minority interests
 and equity in earnings                       22,156               29,394              (7,238)                          110,000
Net income                                    18,371               20,159              (1,788)                           80,000
-----------------------------------------------------------------------------------------------  ------------------------------

-------------------------------------------------------------------------------------------------
                                       June 30, 2002       March 31, 2002     Increase/(Decrease)
-------------------------------------------------------------------------------------------------
Total assets                               6,415,872            6,668,366               (252,494)
Shareholders' equity                         874,919              914,970                (40,051)
Shareholders' equity ratio                      13.6%                13.7%                (0.1pt)
Net interest-bearing debt
 (after deduction of cash
 and cash equivalents)                     2,659,617            2,696,035                (36,418)
Debt to equity ratio (net)                      3.04                 2.95                  0.09pt
Current ratio                                  130.3%               126.7%                  3.6pt
-------------------------------------------------------------------------------------------------


A CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS:

This Report contains statements regarding Mitsui's corporate strategies, objectives, and views of future developments that are forward-looking in nature and are not simply reiterations of historical facts. These statements contain the views of Mitsui's management based on the management's assumptions and beliefs in light of information currently available to it but should not be relied on solely in making investment and other decisions. You should be aware that a number of important risks and uncertainties could lead to outcomes that differ materially from those presented in such forward-looking statements. These include, but are not limited to, (i) changes in economic conditions that may lead to unforeseen developments in markets for products handled by Mitsui,
(ii) fluctuations in currency exchange rates that may cause unexpected deterioration in the value of transactions, (iii) adverse political developments that may create unavoidable delays or postponement of transactions and projects,
(iv) changes in laws, regulations, or policies in any of the countries where Mitsui conducts its operations that may affect Mitsui's ability to fulfill its commitments, and (v) significant changes in the competitive environment.

                       STATEMENTS OF CONSOLIDATED INCOME
                                  (Unaudited)

(millions of yen)
------------------------------------------------------------------------------------------------------------------------------
                                                                 Three Months        Three Months
                                                                Ended June 30,      Ended June 30,         Increase/(Decrease)
                                                                     2002                2001
------------------------------------------------------------------------------------------------------------------------------
                                                                                                                            %
TOTAL TRADING TRANSACTIONS                                        2,917,972           3,168,565           (250,593)      (7.9)
------------------------------------------------------------------------------------------------------------------------------
REVENUE - GROSS TRADING PROFIT                                      132,430             131,137              1,293        1.0
  (Revenue - Gross Trading Profit Ratio)                             (4.54%)             (4.14%)
EXPENSES AND OTHER:
  Selling, general and administrative                               110,262             110,530               (268)
  Provision for doubtful receivables                                  2,545               1,174              1,371
  Interest expense, net of interest income                            1,533               3,921             (2,388)
  Dividend income                                                    (7,796)             (9,504)             1,708
  Gain on sales of securities - net                                  (6,663)            (19,569)            12,906
  Loss on the write-down of securities                                5,558              13,988             (8,430)
  Loss on disposal or sale of property and                              265                 197                 68
   equipment - net
  Impairment loss of long-lived assets                                1,278                   -              1,278
  Other expense - net                                                 3,292               1,006              2,286
------------------------------------------------------------------------------------------------------------------------------
     Total                                                          110,274             101,743              8,531
------------------------------------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES, MINORITY INTERESTS
 AND EQUITY IN EARNINGS                                              22,156              29,394             (7,238)     (24.6)
------------------------------------------------------------------------------------------------------------------------------
INCOME TAXES                                                         10,371              12,048             (1,677)
------------------------------------------------------------------------------------------------------------------------------
INCOME BEFORE MINORITY INTERESTS AND EQUITY IN
 EARNINGS                                                            11,785              17,346             (5,561)     (32.1)
MINORITY INTERESTS IN (EARNINGS) LOSSES OF SUBSIDIARIES              (1,333)                333             (1,666)
EQUITY IN EARNINGS OF ASSOCIATED COMPANIES - NET
 (AFTER INCOME TAX EFFECT)                                            7,919               2,480              5,439
------------------------------------------------------------------------------------------------------------------------------
NET INCOME                                                           18,371              20,159             (1,788)      (8.9)
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
SUMMARY OF CHANGES IN EQUITY FROM NONOWNER SOURCES
(COMPREHENSIVE INCOME (LOSS)):
 Net income                                                          18,371              20,159             (1,788)
------------------------------------------------------------------------------------------------------------------------------
Other comprehensive income (loss)(after income
 tax effect):
  Unrealized holding losses on available-for-sale
   securities                                                        (6,819)             (2,190)            (4,629)
------------------------------------------------------------------------------------------------------------------------------
  Foreign currency translation and other adjustments                (45,134)             30,118            (75,252)
------------------------------------------------------------------------------------------------------------------------------
Changes in equity from nonowner sources                             (33,582)             48,087            (81,669)    (169.8)
------------------------------------------------------------------------------------------------------------------------------

                      CONDENSED CONSOLIDATED BALANCE SHEETS

                                   (Unaudited)

(millions of yen)
----------------------------------------------------------------------------------------------------------------------------
                                                                          June 30,           March 31,          Increase/
                                                                           2002                2002            (Decrease)
----------------------------------------------------------------------------------------------------------------------------
ASSETS

CURRENT ASSETS:
  Cash and marketable securities                                           779,997             788,862            (8,865)
  Trade receivables, less allowance for doubtful
   receivables                                                           2,135,430           2,224,661           (89,231)
  Inventories                                                              438,523             485,147           (46,624)
  Other current assets                                                     316,811             286,099            30,712
----------------------------------------------------------------------------------------------------------------------------
     Total current assets                                                3,670,761           3,784,769          (114,008)
----------------------------------------------------------------------------------------------------------------------------
Investments and Non-current Receivables:
  Investments in and advances to associated
   companies and other investments                                       1,233,117           1,264,780           (31,663)
  Non-current trade receivables, less
   allowance for doubtful receivables, and property
   leased to others                                                        738,319             843,306          (104,987)
----------------------------------------------------------------------------------------------------------------------------
     Total investments and other non-current receivables                 1,971,436           2,108,086          (136,650)
----------------------------------------------------------------------------------------------------------------------------
PROPERTY AND EQUIPMENT, LESS ACCUMULATED
 DEPRECIATION                                                              602,284             615,125           (12,841)
----------------------------------------------------------------------------------------------------------------------------
OTHER ASSETS                                                               171,391             160,386            11,005
----------------------------------------------------------------------------------------------------------------------------
     TOTAL                                                               6,415,872           6,668,366          (252,494)
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Short-term borrowings and current maturities of
   long-term debt                                                          937,178           1,022,200           (85,022)
  Trade payables                                                         1,550,054           1,655,567          (105,513)
  Other current liabilities                                                329,289             308,909            20,380
----------------------------------------------------------------------------------------------------------------------------
     Total current liabilities                                           2,816,521           2,986,676          (170,155)
----------------------------------------------------------------------------------------------------------------------------
LONG-TERM DEBT, LESS CURRENT MATURITIES                                  2,579,285           2,619,867           (40,582)
----------------------------------------------------------------------------------------------------------------------------
OTHER LIABILITIES                                                          145,147             146,853            (1,706)
----------------------------------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY:
  Common stock                                                             192,487             192,487                 -
  Capital surplus                                                          287,756             287,756                 -
  Retained earnings:
    Appropriated for legal reserve                                          35,957              35,873                84
    Unappropriated                                                         488,028             476,074            11,954
  Accumulated other comprehensive income (loss):
    Unrealized holding gains and losses on available-
     for-sale securities                                                    37,427              44,246            (6,819)
    Foreign currency translation and other adjustments                    (166,298)           (121,164)          (45,134)
----------------------------------------------------------------------------------------------------------------------------
     Total accumulated other comprehensive loss                           (128,871)            (76,918)          (51,953)
----------------------------------------------------------------------------------------------------------------------------
     Treasury stock, at cost                                                  (438)               (302)             (136)
----------------------------------------------------------------------------------------------------------------------------
       Total shareholders' equity                                          874,919             914,970           (40,051)
----------------------------------------------------------------------------------------------------------------------------
       TOTAL                                                             6,415,872           6,668,366          (252,494)
----------------------------------------------------------------------------------------------------------------------------

                          OPERATING SEGMENT INFORMATION

                                   (Unaudited)

Three Months Ended June 30, 2002 (from April 1, 2002 to June 30, 2002)

(millions of yen)
------------------------------------------------------------------------------------------------------------------------------
                                                      Machinery,                                   Consumer      Domestic
                                   Metal Products     Electronics &     Chemical       Energy       Products      Branches
                                     & Minerals      Information                                  & Services    and Offices
------------------------------------------------------------------------------------------------------------------------------
Total trading transactions:
  External customers                    386,316          410,458        269,875       608,295       479,905       345,409
  Intersegment                           61,785           44,199         73,275        18,506        32,252        56,929
------------------------------------------------------------------------------------------------------------------------------
     Total                              448,101          454,657        343,150       626,801       512,157       402,338
------------------------------------------------------------------------------------------------------------------------------
Revenue - gross trading profit           16,734           22,806         14,099        13,643        23,681        10,195
------------------------------------------------------------------------------------------------------------------------------
Operating income (loss)                   5,842           (2,475)         3,168         6,761         3,441         1,150
------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                         4,194              594          1,872         8,628         2,804         2,432
------------------------------------------------------------------------------------------------------------------------------
Total assets at June 30, 2002           888,119        1,296,412        498,866       431,699       839,444       516,183
------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------
                                                                         Other         Corporate and     Consolidated
                                         Americas        Europe      Overseas Areas     Eliminations         Total
------------------------------------------------------------------------------------------------------------------------
Total trading transactions
  External customers                      184,139         91,424         130,253             11,898         2,917,972
  Intersegment                            108,962         50,015         212,359           (658,282)                -
------------------------------------------------------------------------------------------------------------------------
     Total                                293,101        141,439         342,612           (646,384)        2,917,972
------------------------------------------------------------------------------------------------------------------------
Revenue - gross trading profit             12,257          5,543           5,693              7,779           132,430
------------------------------------------------------------------------------------------------------------------------
Operating income (loss)                     3,592          1,199            (478)            (2,577)           19,623
------------------------------------------------------------------------------------------------------------------------
Net income (loss)                           2,327            731           1,154             (6,365)           18,371
------------------------------------------------------------------------------------------------------------------------
Total assets at June 30, 2002             383,689        231,888         231,961          1,097,611         6,415,872
------------------------------------------------------------------------------------------------------------------------

Three Months Ended June 30, 2001 (from April 1, 2001 to June 30, 2001)

(millions of yen)
---------------------------------------------------------------------------------------------------------------------------
                                                     Machinery,                                  Consumer      Domestic
                                   Metal Products   Electronics &   Chemical        Energy       Products      Branches
                                    & Minerals      Information                                 & Services    and Offices
---------------------------------------------------------------------------------------------------------------------------
Total trading transactions:
  External customers                  384,388         449,643        289,910        696,180       441,179       430,308
  Intersegment                         42,699          68,316         42,913         14,148        17,359        54,196
---------------------------------------------------------------------------------------------------------------------------
     Total                            427,087         517,959        332,823        710,328       458,538       484,504
---------------------------------------------------------------------------------------------------------------------------
Revenue - gross trading profit         16,121          25,599         14,142         15,571        22,644        11,511
---------------------------------------------------------------------------------------------------------------------------
Operating income (loss)                 3,619           1,533          3,105          7,651           935         1,417
---------------------------------------------------------------------------------------------------------------------------
Net income (loss)                       1,037           2,270           (392)        12,465         1,183         1,282
---------------------------------------------------------------------------------------------------------------------------
Total assets at March 31, 2002        935,835       1,419,375        511,248        459,226       863,005       538,853
---------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
                                                                       Other         Corporate and      Consolidated
                                       Americas        Europe      Overseas Areas     Eliminations          Total
----------------------------------------------------------------------------------------------------------------------
Total trading transactions:
  External customers                    186,059        118,464         133,019             39,415         3,168,565
  Intersegment                          113,366         44,220         144,911           (542,128)                -
----------------------------------------------------------------------------------------------------------------------
     Total                              299,425        162,684         277,930           (502,713)        3,168,565
----------------------------------------------------------------------------------------------------------------------
Revenue - gross trading profit            9,873          4,562           5,039              6,075           131,137
----------------------------------------------------------------------------------------------------------------------
Operating income (loss)                   2,119          1,110          (1,058)              (998)           19,433
----------------------------------------------------------------------------------------------------------------------
Net income (loss)                           911            755           1,109               (461)           20,159
----------------------------------------------------------------------------------------------------------------------
Total assets at March 31, 2002          400,387        232,656         241,271          1,066,510         6,668,366
----------------------------------------------------------------------------------------------------------------------

Notes: 1)  Based on change in new management organization, such as introduction of an operating group system from April 2002, "Electronics & Information" is combined with "Machinery", further "Transportation Logistics", which was included in "Consumer Products" before, is included in "Corporate and Eliminations" from the three months ended June 30, 2002. The operating segment information for the three months ended June 30, 2001 has been restated to conform to the presentation for the three months ended June 30, 2002. "Electronics & Information" included in "Machinery, Electronics & Information" for the three months ended June 30, 2002 is as follows:

               Total trading transactions:
                 External customers               82,501
                 Intersegment                     15,819
                    Total                         98,320
               Revenue - Gross trading profit      9,191
               Operating income (loss)              (532)
               Net income                          1,270

       2) Operating income reflects the companies' a) revenue - gross trading profit, b) selling, general and administrative expenses, and c) provision for doubtful receivables.